Exhibit 99.2

BRENMILLER ENERGY LTD.

ROSH HAAYIN, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 5, 2024

The enclosed proxy statement (this “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors” or the “Board”) of Brenmiller Energy Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held on December 5, 2024 at 3:00 p.m. Israel time, or at any adjournment or postponement thereof, at the Company’s office, located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel (the “Company’s Offices”).

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

The presence of any two or more shareholders, personally or by proxy, holding not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares at the close of business on November 7, 2024 (the “Record Date”), shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until December 5, 2024, in the Company’s Offices at 4:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Israeli Companies Law 5759-1999 (the “Companies Law”), each of Proposals No. 1 and 2 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, constituting: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, including a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in each of the said Proposals; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

Pursuant to the Companies Law, each of Proposals Nos. 3, 4, 5, 6, 7, and 8 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast in person or by proxy by shareholders with respect to such proposal (a “Simple Majority”).

If Proposal No. 6 is approved at the Meeting, the vote for Proposal No. 7 will not be held.

Disclosure of Personal Interest by Shareholders

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder declares and approves that he has no personal interest in the approval of Proposals No. 1 and 2 on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the Company about, via email to Mr. Orin Shefler, e-mail address: orins@bren-energy.com.

Proposals for additional agenda items

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%) of the outstanding voting rights of the Company), to the Company’s offices, c/o Mr. Orin Shefler, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via email: orins@bren-energy.com, no later than November 7, 2024.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Orin Shefler, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via email: orins@bren-energy.com. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than November 25, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than November 30, 2024.

One shareholder or more holding Ordinary Shares which reflect five percent (5%) or more of the Company’s voting rights as of the Record Date is entitled to examine the proxy and voting materials in the Company’s offices after the Meeting is held.

It is noted that there may be changes on the agenda after publishing this proxy statement and there may be Position Statements which can be published thereafter. Therefore, the most updated agenda for the Meeting will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE THE EXTENSION OF THE DUAL OFFICE OF MR. AVRAHAM BRENMILLER AS THE COMPANY’S CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

Under the Companies Law, the Company’s Chief Executive Officer (“CEO”) may also serve as the Company’s Chairman of the Board of Directors, subject to the approval of the Company’s shareholders and for a period of up to three (3) years (a “Dual Office”).

Mr. Avraham Brenmiller founded the Company in Israel in 2012 and has served as the Company’s CEO and Chairman of the Board of Directors since.

On February 9, 2022, the Company’s shareholders approved Mr. Avraham Brenmiller’s Dual Office for a period of eighteen (18) months from February 1, 2022, until July 31, 2023. On May 9, 2023, the Company’s shareholders approved the extension of Mr. Avraham Brenmiller’s Dual Office for an additional period of eighteen (18) months from August 1, 2023, until February 1, 2025.

Therefore, on August 29, 2024, the Board of Directors approved, and voted to recommend that the shareholders approve, to renew Mr. Avraham Brenmiller’s Dual Office for a period of an additional eighteen (18) months from February 1, 2025, until August 1, 2026 (the “New Dual Office Period”).

It is clarified that Mr. Avraham Brenmiller is entitled to receive compensation only for his position as the Company’s CEO (as approved by the Company’s shareholders on August 25, 2022, and as will be further approved and amended at the meeting, effective from the Meeting date, as further detailed in Proposal No. 2 herein) and that Mr. Avraham Brenmiller is not entitled to receive compensation for his position as Chairman of the Board of Directors.

If Mr. Avraham Brenmiller’s Dual Office will not be approved by the Company’s shareholders, as of February 1, 2025, Mr. Avraham Brenmiller will continue to serve as the Company’s CEO under the conditions detailed in Proposal No. 2 herein, or, in the event that proposal No. 2 is not approved at the Meeting, under the same conditions and terms as approved by the shareholders on August 25, 2022.

The Board of Directors has considered all relevant issues and discussed all matters required under the Companies Law, including without limitation, the position, responsibilities, background, and experience of Mr. Avraham Brenmiller, and has resolved to recommend to the Company’s shareholders to approve the New Dual Office Period of Mr. Avraham Brenmiller, for the following reasons:

•        Mr. Avraham Brenmiller has made substantial contributions to the Company’s business and growth. The Board believes that Mr. Avraham Brenmiller performs a significant role in the planning, establishment, and implementation of the Company’s business, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

•        The experience, familiarity, and significant contribution of Mr. Avraham Brenmiller to the Company’s operations.

•        The resources involved in locating and hiring an additional person to replace Mr. Avraham Brenmiller in his position as Chairman of the Board.

•        Mr. Avraham Brenmiller has served as the Company’s CEO and Chairman of the Board since the day the Company was established, and fulfils these roles with loyalty and professionalism, while leading the Company to significant technological and business achievements.

•        The Company’s dependence on Mr. Avraham Brenmiller, which is based on Mr. Avraham Brenmiller’s experience, unique expertise in the Company’s industry, and his deep familiarity with the Company and its various work processes.

•        The Board believes that approving the New Dual Office Period for Mr. Avraham Brenmiller is in the best interest of the Company and is necessary to maintain the stability of the Company’s management.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the extension of the Dual Office of Mr. Avraham Brenmiller as the Company’s Chief Executive Officer and Chairman of the Board of Directors, as set forth in this proxy statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 2

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO MR. AVRAHAM BRENMILLER, THE COMPANY’S CEO AND THE CHAIRMAN OF THE BOARD, AND TO APPROVE AN UPDATE AND THE RENEWAL OF HIS TERMS OF COMPENSATION

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for the Company’s CEO, in accordance with or which exceed the terms of the Company’s Compensation Policy for office holders and directors (the “Compensation Policy”), require the approval by the Company’s Compensation Committee (the “Compensation Committee”), the Board and Company’s shareholders (by a Special Majority, as defined above), in that order.

General

Mr. Avraham Brenmiller founded the Company in Israel in 2012 and has served as the Company’s CEO and Chairman of the Board of Directors since and is being compensated only for his position as the Company’s CEO, as approved by the Company’s shareholders on August 25, 2022, for a period of three (3) years, and is not entitled to receive compensation for his position as Chairman of the Board. On August 1, 2024, the Board determined that Mr. Avraham Brenmiller is no longer considered a controlling shareholder of the Company (as the term a “controlling shareholder” is defined under the Companies Law).

The Company seeks shareholders’ approval for an update and the renewal of Mr. Avraham Brenmiller’s terms of compensation, which will include an updated monthly salary as well as a grant of equity-based compensation.

The Compensation Committee and the Board has determined that Mr. Avraham Brenmiller has made substantial contributions to the Company’s business and growth. The Compensation Committee and the Board also believe that Mr. Avraham Brenmiller performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing endeavors, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, on August 28, 2024, and on August 29, 2024 and October 28, 2024, the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of equity-based compensation and the renewal and the amendment of Mr. Avraham Brenmiller’s terms of compensation, as follows (“Mr. Avraham Brenmiller’s New Terms of Compensation”):

Monthly Salary

In accordance with the Compensation Policy, Mr. Avraham Brenmiller’s monthly salary will increase from a monthly fee of NIS 45,7001 (approximately USD 12,2062) to a monthly fee of NIS 88,7003 (approximately USD 23,691) effective as of the Meeting date. In addition, Mr. Avraham Brenmiller will continue to benefit from social payments, in accordance with the amended monthly salary, and as customary by Company’s policy.

Equity-Based Compensation

Mr. Avraham Brenmiller will be granted a total of 212,843 options to purchase up to 212,843 Ordinary Shares of the Company, equal to a value of approximately USD 61,073 per year, as of October 28, 2024, under the Company’s 2013 Global Incentive Option Scheme (the “Options” and the “Plan”, respectively).

The Options shall vest as follows: 30% of the Options will vest on the date of the Meeting, and the remaining Options will vest over a period of three (3) years, as follows: (1) 30% of the Options will vest one year from October 28, 2024, (2) 30% of the Options will vest two years from October 28, 2024, and (3) 10% of the Options will vest three years from October 28, 2024, and will expire after five (5) years from October 28, 2024. The exercise price per Ordinary

____________

1        Includes basic gross salary of NIS 37,000 and additional vehicle-related gross-up benefit of approximately NIS 8,700.

2        All USD amounts are based on an exchange rate of USD 1: NIS 3.744, on October 29, 2024.

3        Includes basic gross salary of NIS 80,000 and additional vehicle-related gross-up benefit of approximately NIS 8,700.

Share shall be USD 0.01 (the exercise price described hereof, is not in accordance with the Compensation Policy). All other terms of the Options shall be in accordance with the terms specified in the Plan. Unvested Options shall be accelerated upon: (1) closing of a transaction (as defined in the Plan); and (2) termination of employment or demotion within six (6) months of a transaction (as defined in the Plan).

If approved at the Meeting, together with current holdings of Ordinary Shares, and the outstanding warrants and options to purchase up to 118,997 Ordinary Shares granted to Mr. Avraham Brenmiller in aggregate in the past, Mr. Avraham Brenmiller’s holdings will be approximately 11.07% of the Company’s issued and outstanding share capital on a fully diluted basis as of October 28, 2024.

Term and Termination

Mr. Avraham Brenmiller’s New Terms of Compensation will be in full force and effect for an unlimited period, subject to the required approvals under applicable law. Either party may terminate the agreement with a written prior notice of six (6) months.

Other terms of compensation

Other than Mr. Avraham Brenmiller’s New Terms of Compensation, there will be no other changes to Mr. Avraham Brenmiller’s terms of compensation as approved by the shareholders on August 25, 2022.

In making its recommendation with regard to Mr. Avraham Brenmiller’s New Terms of Compensation, the Compensation Committee and the Board each have considered, among other things: (i) factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Avraham Brenmiller; (ii) a benchmark work compared to similar companies (in size and/or market value) performed by an external consultant; (iii) that Mr. Avraham Brenmiller’s current monthly salary is significantly low compared to the benchmark presented; (iv) the importance and contribution of Mr. Avraham Brenmiller to the Company’s business and his contribution the Company’s technological achievements; (v) that Mr. Avraham Brenmiller serves both as the chairman of the Board and as CEO, without being compensated for his tenure as chairman, and is no longer considered a controlling shareholder of the Company; (vi) that Mr. Avraham Brenmiller’s granted Options are in fair and reasonable value, and intended to retain him as the Company’s CEO and to align his interests with those of the Company’s shareholders; and (vii) that Mr. Avraham Brenmiller’s monthly salary has been reduced and not adjusted or updated, leading to its erosion over the past few years.

The shareholders of the Company are requested to adopt each of the following resolutions:

“RESOLVED, to approve a grant of equity-based compensation to Mr. Avraham Brenmiller, as set forth in this Proxy Statement.”

“RESOLVED, to approve the update and renewal of Mr. Avraham Brenmiller’s terms of compensation, as set forth in this Proxy Statement.”

The approval of these proposals, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR on the above proposals.

PROPOSAL 3

TO APPROVE AN UPDATE AND THE RENEWAL OF THE TERMS OF COMPENSATION OF MR. NIR BRENMILLER, THE COMPANY’S CHIEF OPERATING OFFICER, AND A DIRECTOR OF THE COMPANY

Under the Companies Law, arrangements concerning compensation of a Company’s office holders which also serves as members of the Board, in accordance with or which exceed the terms of the Compensation Policy, require the approval by the Compensation Committee, the Board and Company’s shareholders (in a Simple Majority, as defined above), in that order.

Mr. Nir Brenmiller has served as the Company’s Chief Operating Officer since January 16, 2022 (“COO”) and has been a member of our Board of Directors since 2012. Previously, Mr. Nir Brenmiller served as the Company’s Executive Vice President since 2012 and is being compensated under an employment agreement as previously approved by the Company’s shareholders on February 9, 2022 (the “Mr. Nir Brenmiller’s Current Agreement”). Mr. Nir Brenmiller has made major contributions to the Company’s business and growth since his appointment.

The Company seeks shareholders’ approval for an update and the renewal of Mr. Nir Brenmiller’s terms of compensation, in accordance with the Compensation Policy.

The Compensation Committee and the Board approved on September 8, 2024, and the Board voted to recommend that the shareholders approve the renewal of Mr. Nir Brenmiller’s terms of compensation as of the date of the Meeting and until otherwise terminated in accordance with Mr. Nir Brenmiller’s Current Agreement, which will include an increase of Mr. Nir Brenmiller’s monthly salary, from a monthly fee of NIS 55,000 (approximately USD 14,690), to a monthly fee of NIS 60,000 (approximately USD 16,026) effective as of the Meeting date (“Mr. Nir Brenmiller’s New Terms of Compensation”). Other than Mr. Nir Brenmiller’s New Terms of Compensation as detailed above, there will be no other changes to Mr. Nir Brenmiller’s Current Agreement.

In making its recommendation with regard to the approval of the renewal and the amendment of Mr. Nir Brenmiller’s terms of compensation, the Compensation Committee and the Board each have considered, among other things: (i) factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Nir Brenmiller; (ii) other relevant information and materials presented to them, including a benchmark work compared to similar companies (in size and/or market value) performed by an external consultant; (iii) the importance and contribution of Mr. Nir Brenmiller to the Company’s business and growth; (iv) that Nir Brenmiller’s New Terms of Compensation reflect a fair and reasonable value of his contribution to the Company; (v) that Mr. Nir Brenmiller’s monthly salary has not been adjusted or updated since last approved in 2022, leading to its erosion over the past few years; and (vi) that Mr. Nir Brenmiller performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the update and renewal of Mr. Nir Brenmiller’s terms of compensation, all as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

PROPOSAL 4

TO APPROVE AN UPDATE AND THE RENEWAL OF THE TERMS OF COMPENSATION OF MR. DORON BRENMILLER, THE COMPANY’S CHIEF BUSINESS OFFICER, AND A DIRECTOR OF THE COMPANY

Under the Companies Law, arrangements concerning compensation of the Company’s office holders which also serve as members of the Board, in accordance with or which exceed the terms of the Compensation Policy, require the approval by the Compensation Committee, the Board and the Company’s shareholders (in a Simple Majority, as defined above), in that order.

Mr. Doron Brenmiller, has served as our Chief Business Officer since January 16, 2022 (“CBO”), and has been a member of our Board of Directors since 2012. Mr. Doron Brenmiller had a major contribution to the Company’s business and growth since his appointment and is being compensated under an employment agreement as previously approved by the Company’s shareholders on February 9, 2022 (the “Mr. Doron Brenmiller’s Current Agreement”).

The Company seeks shareholders’ approval for an update and the renewal of Mr. Doron Brenmiller’s terms of compensation, in accordance with the Compensation Policy.

The Compensation Committee and the Board approved on September 8, 2024, and the Board voted to recommend that the shareholders approve the renewal of Mr. Doron Brenmiller’s terms of compensation as of the date of the Meeting and until otherwise terminated in accordance with Mr. Doron Brenmiller’s Current Agreement, which will include an increase of Mr. Doron Brenmiller’s monthly salary, from a monthly fee of NIS 55,000 (approximately USD 14,690), to a monthly fee of NIS 60,000 (approximately USD 16,026) effective as of the Meeting date (“Mr. Doron Brenmiller’s New Terms of Compensation”). Other than Mr. Doron Brenmiller’s New Terms of Compensation as detailed above, there will be no other changes to Mr. Doron Brenmiller’s Current Agreement.

In making its recommendation with regard to the approval of the renewal and the amendment of Mr. Doron Brenmiller’s terms of compensation, the Compensation Committee and the Board each have considered, among other things: (i) factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Doron Brenmiller; (ii) other relevant information and materials presented to them, including a benchmark work compared to similar companies (in size and/or market value) performed by an external consultant; (iii) the importance and contribution of Mr. Doron Brenmiller to the Company’s business and growth; (iv) that Doron Brenmiller’s New Terms of Compensation reflect a fair and reasonable value of his contribution to the Company; (v) that Mr. Doron Brenmiller’s monthly salary has not been adjusted or updated since last approved in 2022, leading to its erosion over the past few years; and (vi) that Mr. Doron Brenmiller performs a significant role in the planning, establishment and implementation of the Company’s business, corporate and financing aspects, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the update and renewal of Mr. Doron Brenmiller’s terms of compensation, all as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

PROPOSAL 5

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO MR. MIKI KORNER AND MR. ZVI JOSEPH, NON-EXECUTIVE DIRECTORS OF THE COMPANY

At the Meeting, the Company’s shareholders will be requested to approve a grant of options to Company’s non-executive directors, Mr. Miki Korner and Mr. Zvi Joseph (the “Non-Executive Directors”), in accordance with the terms of the Compensation Policy.

On August 28, 2024, and on August 29, 2024 (the “Date of Grant”), the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of 30,000 options exercisable to up to 30,000 Ordinary Shares to each of the Non-Executive Directors, equal to a value of approximately USD 3,717 per year, as of the Date of Grant (the “Options for the Non-Executive Directors”).

The Options for the Non-Executive Directors shall vest during a period of three (3) years, 1/3 of the Options at the end of each year, as of the Date of Grant. The exercise price per share shall be USD 0.83, reflecting the average market share price in the last 30 days prior to the Date of Grant, plus 15%. All other terms of the Options for the Non-Executive Directors shall be in accordance with the Plan.

In making its recommendation with regard to the approval of the grant of Options for the Non-Executive Directors, the Compensation Committee and the Board of Directors each have also considered, among others, (i) factors included in the Compensation Policy, including, the position, responsibilities, background and experience of the Non-Executive Directors; (ii) the Options for the Non-Executive Directors are comparable to that of the other non-executive directors in the Company, including the Company’s external directors; (iii) that the Options for the Non-Executive Directors reflect a fair and reasonable value for the Non-Executive Directors’ services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Miki Korner and Mr. Zvi Joseph Options as set forth in the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 6

TO APPROVE GRANTING THE COMPANY’S EXEMPTION AND INDEMNIFICATION LETTER, TO THE COMPANY’S OFFICE HOLDERS AND DIRECTORS, AS MAY BE FROM TIME TO TIME

Pursuant to the Companies Law, arrangements regarding indemnification and exemption by the Company to a director are required to be approved by the Compensation Committee, the Board and the Company’s shareholders (in a Simple Majority, as defined above), in that order. The Companies Law and our Amended and Restated Articles of Association (the “Articles”) authorize the Company, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations

The Company seeks shareholders’ approval for granting the Company’s exemption and indemnification letter (the “Indemnification and Exemption Letter”), to the Company’s office holders and directors, as may be from time to time, in the form previously approved by the Company’s shareholders. The English translation of the Indemnification and Exemption Letter was filed as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022) and was previously entered into with all current office holders and directors.

In making its recommendation with regard to the approval of granting the Company’s Indemnification and Exemption Letter to Company’s office holders and directors as may be from time to time, the Compensation Committee and the Board each have also considered, among other things: (i) the factors included in the Compensation Policy; (ii) the fact that all office holders and directors were granted identical terms of indemnification and exemption and in the same form; (iii) the fact that indemnification and exemption are a common defense for office holders in Israeli public companies.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve granting the Company’s indemnification and exemption letter to Company’s office holders and directors as may be from time to time, in the form previously approved by the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 7

TO APPROVE THE GRANT OF AN INDEMNIFICATION AND EXEMPTION LETTER BY THE COMPANY TO MR. MIKI KORNER AND MR. ZVI JOSEPH, NON-EXECUTIVE DIRECTORS OF THE COMPANY

Pursuant to the Companies Law, arrangements regarding indemnification and exemption by the Company to a director are required to be approved by the Compensation Committee, the Board and the Company’s shareholders (in a Simple Majority, as defined above), in that order. The Companies Law and our Articles authorize the Company, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations.

If Proposal No. 6 is not approved at the Meeting, we will seek our shareholders’ approval for granting the Company’s Indemnification and Exemption Letter to the Non-Executive Directors (and if Proposal No. 6 is approved, the vote for Proposal No. 7 will not be held).

On August 28, 2024 and on August 29, 2024, the Compensation Committee and the Board, respectively, approved and voted to recommend that the shareholders approve (in case Proposal 6 is not approved), a grant of the Indemnification and Exemption Letter, in the form presented under Proposal 6 above, to each of the Non-Executive Directors.

In making its recommendation with regard to the approval of granting the Company’s Indemnification and Exemption Letter to the Non-Executive Directors, the Compensation Committee and the Board each have also considered, among other things: (i) the factors included in the Compensation Policy; (ii) the fact that all office holders and directors were granted identical terms of indemnification and exemption and in the same form; (iii) the fact that indemnification and exemption are a common defense for office holders in Israeli public companies.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant of an Indemnification and Exemption Letter by the Company to Mr. Miki Korner and Mr. Zvi Joseph, non-executive directors of the Company, to the full extent permitted by the law and in accordance with the Company’s Compensation Policy.”

The approval of this proposal will only be required if Proposal No. 6 is not approved and, in such case, will require the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 8

TO APPROVE A POTENTIAL FUTURE REVERSE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES AT A RATIO OF BETWEEN 2:1 AND 5:1, TO BE IN EFFECT, IF EFFECTED, AT THE DISCRETION OF, AND AT SUCH DATE TO BE DETERMINED BY THE BOARD

As first reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 12, 2024, the Company received a notification letter from Nasdaq on August 5, 2024 (the “Nasdaq Notice”), indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a grace period of 180 calendar days to regain compliance with the minimum bid price requirement, or until February 3, 2025, and in the event that the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional 180-day compliance period if it meets several listing requirements.

The Nasdaq Notice had no immediate effect on the listing or trading of the Company’s Ordinary Shares, which continued to trade on Nasdaq under the symbol “BNRG.”

As of the date of this Proxy Statement, the Company has not yet come into compliance with the Nasdaq Listing Rules for meeting the Minimum Bid Price Requirement, and there can be no assurance that the closing bid price for the Company’s Ordinary Shares will be compliant within the relevant compliance period.

The Board believes that the continued listing of the Company’s Ordinary Shares on Nasdaq will enable the Company to have better access to the public capital markets while providing greater liquidity for the Company’s shareholders. In addition, the Board believes that a reverse share split may be advisable in order to make the Company’s Ordinary Shares more attractive to a broader range of investors.

While there is no immediate need to implement a reverse share split, the Company believes it is in the best interest of both the Company and its shareholders to secure shareholder approval for a potential future reverse share split. This would enable the Company to act swiftly, should the need for such a measure arise.

Therefore, on October 28, 2024, the Board approved, subject to the approval of the general meeting of the Company’s shareholders, a framework for a potential future adjustment of the Company’s share capital at a ratio of between 1-for-2 and 1-for-5, with respect to the Company’s issued and outstanding Ordinary Shares, such that every two (2) to five (5) Ordinary Shares shall be converted into one (1) Ordinary Share, and/or any Ordinary Shares issuable pursuant to exercise or conversion of outstanding options, restricted share units, restricted shares and/or warrants issued by the Company, to be effected, if effected, at the discretion of, and at such date to be determined by the Board (the “Reverse Split”).

If the Reverse Split is approved, then the Board will have the authority, at its own discretion, to determine whether to effect the Reverse Split, and the exact ratio and the effective date of the Reverse Split. Following such determination by the Board, the Company will issue a press release announcing the effective date and the ratio of the Reverse Split.

The Board believes that approval of a proposal providing the Board with this generalized grant of authority with respect to setting the Reverse Split ratio, rather than mere approval of a pre-defined reverse share split, will give the Board the flexibility to set the ratio in accordance with current market conditions and therefore allow the Board to act in the best interests of the Company and its shareholders.

The implementation of the Reverse Split will result in the reduction of the number of the issued and outstanding Ordinary Shares in accordance with the exchange ratio (between 2:1 and 5:1), such that if the Reverse Split is approved, depending on the ratio, every two (2) Ordinary Shares and up to five (5) Ordinary Shares, issued and outstanding, shall be converted into one (1) Ordinary Share. The Reverse Split, if effected, would not adjust the authorized share capital of the Company under its Articles, which, as of the date hereof consists of 15,000,000 Ordinary Shares.

In addition, if the Reverse Split is effected, the exercise price and the number of Ordinary Shares issuable upon the exercise of any outstanding options, restricted share units, restricted shares and/or warrants will be proportionately adjusted pursuant to the terms of the respective securities in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares and/or any options or restricted share units available for issuance under the Plan (as defined above) shall be appropriately adjusted.

The Reverse Split, if effected, will be effected simultaneously for all of the Company’s securities, and the exchange ratio will be the same for all securities. The Reverse Split will affect all the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares resulting from the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the Company’s Ordinary Shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Board believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company effects a Reverse Split there can be no assurance that (i) the Company’s Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of fewer than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT

The Board believes that securing shareholder approval for the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a potential future reverse share split of the Company’s issued and outstanding Ordinary Shares at a ratio of between 2:1 and 5:1, to be effected, if effected, at the discretion of and on such date to be determined by the Board, as set forth in the Proxy Statement”.

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents that the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and this proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 31, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 31, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

As further detailed in the Notice provided to shareholders, shareholders of record may submit their votes and proxies to VStock Transfer, LLC, and beneficial owners as of the Record Date have the right to direct the bank, broker or nominee on how to vote shares held by such beneficial owner at the Meeting. Other proxies and all other applicable materials should be sent to the Company’s office at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel

By Order of the Board of Directors
Brenmiller Energy Ltd.

Avraham Brenmiller, Chairman of the Board of Directors